William T. Whelan | 617 348 1869 | wtwhelan@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 31, 2010

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.

Registration Statement on Form S-1

Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as amended by Amendment No. 1 filed on February 12, 2010 and Amendment No. 2 filed on March 12, 2010 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated March 25, 2010 from John Reynolds, Assistant Director, to Pieter Muntendam, M.D., the Company’s President and Chief Executive Officer. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Reynolds as well as to each of Damon Colbert, James Lopez, Steve Lo and David Walz of the Staff.

General

1.	Comment: We note your response to comments two and 25 in our letter dated February 25, 2010 and will require sufficient time to review the information once it is included in an amendment.

Response: The Company acknowledges the Staff’s comment.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2010

2.	Comment: We note your response to comment four in our letter dated February 25, 2010 and the statement that you concluded that your compensation policies “are not reasonably likely to have a material adverse effect” on you. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response: As a general matter, the Company’s Compensation Committee is familiar with and is responsible for reviewing and approving the Company’s compensation policies. In addition, on June 22, 2010, the Compensation Committee held a meeting to, among other things, analyze and determine whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. At that meeting, the Company’s management conducted a thorough review of the Company’s compensation policies and practices, which primarily consist of awarding base salaries and cash or stock option bonuses to employees through the annual performance review process, particularly as such policies and practices apply to the achievement of corporate and individual goals that are taken into consideration in the payment of bonuses. The Compensation Committee then conducted its evaluation and determined that these practices do not encourage inappropriate risk-taking. In particular, because the Company is a development-stage company with no significant commercial sales, the Compensation Committee concluded that the Company’s employees are not incentivized to take inappropriate risks to meet short-term goals such as quarterly earnings or sales projections. Further, the Compensation Committee believes that there is sufficient Board of Director and Compensation Committee oversight of the Company’s processes for compensation determinations to avoid the establishment of incentives that are materially adverse to the Company’s interests. Accordingly, the Compensation Committee determined that the Company’s compensation policies at this time do not create risks that are reasonably likely to have a material adverse effect on the Company.

Summary, page 1

3.	Comment: We note your response to comments 10 and 11 in our letter dated February 25, 2010 and revised disclosure on the top of page one indicating that your intended products and services are subject to regulatory approval. We also note, however, disclosure on page two regarding your “solution.” Please revise to clarify whether your products and services are currently commercially available as a solution. In this regard, you refer to laboratories that will play a role, including your laboratories and those owned by others. However, it is unclear what steps, approvals or events may be necessary before you own a laboratory that performs testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Also, you mention affiliated laboratories here and on page 52, but you do not identify them or explain the basis on which these affiliated laboratories will assist you—arrangements that appear to be material to your operations. Please revise accordingly.

Response: The Company has revised the disclosure on pages 1, 10, 20, 52, 60 and 76 of the Registration Statement to reflect the current status of the Company’s 510(k) premarket notification submission to the FDA for the Company’s manual BGM Galectin-3 test. The Registration Statement further states that the Company intends to market the BGM Galectin-3 test in the United States, only after receiving clearance from the FDA. Therefore, as stated on pages 1, 9, 20, 37, 52 and 60 of the Registration Statement, the Company’s first product will not be commercially available as a solution in the United States until it has received FDA clearance. In

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2010

addition, the Company has revised the disclosure on pages 2, 56, 66 and 78 of the Registration Statement to clarify that the Company does not currently intend to establish its own laboratory, but rather, in pursuing this commercialization path, that the Company would contract with CLIA certified laboratories to provide the Company’s specialized testing services. Finally, the Company has revised the language throughout the Registration Statement to delete the term “affiliated” when used in the context of clinical laboratories to avoid any unintended confusion.

4.	Comment: With respect to your belief that your “solution offers several important benefits over existing approaches in diagnostics,” please revise the top of page 71 to address the principal methods of competition as well as the statements in the five carryover bullet points on pages two and three. In addition, please revise page two and three to address the well-established and new entrants “that have developed new enabling technologies.” It is unclear whether and why you believe these competitors’ solutions do not address the “important benefits” you identify on pages two and three. Please revise here and page 71 accordingly.

Response: The Company has revised the disclosure on pages 3, 57 and 75 of the Registration Statement to include the Company’s beliefs regarding the competitive advantage that its “find a problem, then plan a discovery” approach to research and development offers over other competing approaches. The Company does not believe that the well-established competitors or recent entrants to the field have adopted, or are using, this novel approach to research and development. The Company has also deleted the reference to “new enabling technologies” and has streamlined the disclosure on page 75 in response to the Staff’s comment.

5.	Comment: We note your response to prior comment 12 and revised disclosure on page 46. Please revise here to indicate, if true, that (1) your revenues to date relate to service-based collaborative research and development, and that you do not expect to generate significant revenue of this kind in the future, and (2) you have not generated any product revenue since inception and do not expect to generate any significant revenue from the sale of testing products before the second half of 2010, at the earliest.

Response: The Company has revised the language on pages 1, 9, 10, 11, 37, 49 and 52 of the Registration Statement to clarify that the Company has generated only a limited amount of product revenue as of June 30, 2010 and that it does not expect to generate any significant product revenue before the fourth quarter of 2010. The Company has also further revised the disclosure on page 49 of the Registration Statement to clarify that the Company’s revenues to date have been generated primarily by providing services to third parties in connection with its initiatives, collaboration and biomarker discovery and analysis services agreements and that it does not expect to generate significant service-based revenue of this kind in the future.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2010

Business, page 49

6.	Comment: We note your response to comment 15 in our letter dated February 25, 2010. Please file a written consent for Kalorama Information or remove the information attributed to that entity from the prospectus, or advise.

Response: The Company has revised the disclosure on page 55 of the Registration Statement regarding the information attributed to Kalorama Information and has filed a written consent for Kalorama Information as Exhibit 23.3 to the Registration Statement.

Management, page 77

7.	Comment: We note your response to comment 16 in our letter dated February 25, 2010, and we re-issue that comment. We note your disclosure on page 79 regarding Mr. Bains. Please revise this disclosure so that it fully complies with Item 401(e)(1) of Regulation S-K. In particular, we note the period beginning with his retirement in 2004 and ending in June 2007.

Response: The Company has revised the disclosure on page 84 of the Registration Statement so that the biography for Mr. Bains fully complies with Item 401(e)(1) of Regulation S-K.

Compensation, page 83

8.	Comment: With respect to prior comments 18 and 19, it is still unclear what actual, quantitative corporate goals, if any, were used to determine bonuses, consistent with the statement that you provide bonus awards “based predominantly on the company’s level of achievement of its goals.” Please revise or advise.

Response: The Company has revised the disclosure on pages 94 and 96 of the Registration Statement to clarify that the Company did not have any quantitative corporate goals for 2009.

*        *        *         *        *

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

August 31, 2010

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call William T. Whelan or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission

Damon Colbert

Steve Lo

James Lopez

John Reynolds

David Walz

BG Medicine, Inc.

Pieter Muntendam, M.D.

Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Samuels

Linda Rockett

Garrett Winslow

Dewey & LeBoeuf LLP

Donald Murray

Angela Lin

Deloitte & Touche LLP

Joseph Apke